UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-41959

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For period ended:	December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended: ___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SolarMax Technology Inc.
Full Name of Registrant

3080 12th Street
Address of Principal Executive Office (Street and Number)

Riverside, California 92507
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

SolarMax Technology, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”) within the prescribed time period, because of extra time required in order to resolve accounting issues relating to the default by the Company of certain convertible notes and issues relating to a contract with an entity in which the Company is to have a minority interest.  The Company requires additional time to compile and process the information necessary for the completion of the 2025 Form 10-K. The Company anticipates filing the 2025 Form 10-K no later than 15 days after the original filing date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

David Hsu	(951) 300-0788
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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Based on preliminary financial results, the Company expects to report a loss of approximately $6.3 million for the year ended December 31, 2025 on revenues of approximately $91.0 million, as compared with a loss of approximately $35.0 million on revenues of approximately $23.0 million for the year ended December 31, 2024.   Since the third quarter of 2025, the Company’s primary business has been negotiating contracts and performing engineering, procurement and construction (“EPC”) services for solar-based battery energy storage systems commercial systems. During the year ended December 31, 2025, the Company generated revenue of $60.2 million, representing 66.1% of its revenue for the year, pursuant to one contract for EPC services for a company in which the Company is to have a minority equity interest.  The financial statements also reflect that from April 2023 through December 31, 2025, the Company did not pay annual installments of principal and related quarterly interest payments when due which resulted in an event of default on convertible notes. At December 31, 2025, the Company is in default on convertible notes in the aggregate principal amount of $14.3 million is.

The financial results presented above for the year ended December 31, 2025 reflect preliminary estimates of the Company’s results of operations as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties.  Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,”  “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the sections “Cautionary Note Concerning Forward-Looking Statements, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on March 31, 2025 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-Q for the quarter ended September 30, 2025 which was filed with the Securities and Exchange Commission on November 14, 2025.  Actual results may differ significantly from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control).  The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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SolarMax Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 31, 2026	By:	/s/ David Hsu
	Name:	David Hsu
	Title:	Chief Executive Officer (Principal Executive Officer)

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